CCA CAPITAL LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019
WITH INDEPENDENT AUDITOR'S REPORT**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CCA Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 201 Washington Street, Suite 3825
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stahle (617) 570-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler LLP
(Name - if individual, state last, first, middle name)

555 Madison Avenue, New York, NY 10022-3301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CCA Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



James Stahle, President



Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

CCA CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member
of CCA Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCA Capital LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cornick, Garber & Sandler LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2020

Cornick, Garber & Sandler LLP
555 Madison Avenue, New York, NY 10022-3301 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

CCA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	516,699
Accounts receivable		623,146
Deposits		10,834
Operating lease right of use asset		1,058,286
TOTAL ASSETS	$	**2,208,965**

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	68,492
Due to parent		5,091
Operating lease liability		1,125,279
Member's equity		1,010,103
TOTAL LIABILITIES AND EQUITY	$	**2,208,965**

SEE NOTES TO THE FINANCIAL STATEMENTS

CCA CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CCA Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CCA Group LLC (the "Parent"). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), while the accompanying Statement of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 has been prepared in accordance with the accounting practices prescribed by the SEC, which is a non-GAAP presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, revenue is recognized when the work has been completed, in accordance with the terms of the respective contracts with the Company's customers. When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring services to the customer under the terms of the contract, the Company records unearned revenue, which represents a contract liability. Such unearned revenue typically results from advance payments received upon execution of a contract but the contract services have yet to commence.

The Company provides advisory services and receives revenue for these under an advisory contract. These revenue streams are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of service provided.

(CONTINUED)

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Accounts Receivable

Accounts receivable represent amounts due from clients. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2019 there was no reserve for uncollectible receivables.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash equivalents, accounts receivable, deposits, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of the Parent. The Company is not subject to income taxes in any jurisdiction. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2019, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

Adoption of New Lease Accounting Standard

The Company adopted Accounting Standards Codification (ASC) Topic 842, Leases, on January 1, 2019, the first day of its fiscal year ended December 31, 2019. The Company adopted ASC 842 prospectively and elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to not reassess historical lease classifications, initial direct costs of existing leases or whether any expired or existing contracts were or contained leases.

The primary impact of the Company's adoption of ASC 842 resulted from the recognition of an operating lease right-of-use asset and operating lease liability. The adoption had no significant impact to the statements of operation or to cash provided by or used in net operating, investing or financing activities in statements of cash flows.

(CONTINUED)

1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As its leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The operating lease right-of-use ("ROU") asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for separately.

2.   CONCENTRATIONS OF CREDIT RISK

The Company has a potential concentration of credit risk in that it maintains deposits with a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various private placement activities in which the counterparties primarily include institutions, issuers and entities active in the energy, transportation and commercial finance industries. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company received 51% of its total revenue for the year ended December 31, 2019 from four clients.

3.   RELATED PARTY TRANSACTIONS

On June 25, 2010 the Company entered into an Expense Sharing Agreement with the Parent. This agreement was amended and restated on April 5, 2019. The initial term of the agreement is one year, with automatic renewals for successive one-year terms, unless terminated sooner by one of the parties. Under the terms of this agreement, the Parent provides the Company all administrative and back office support services required by the Company, including payment for overhead expenses (e.g. rent, utilities, insurance, bookkeeping, salaries, etc.). This agreement does not include services that are directly related to or are associated with the broker/dealer activities being undertaken by the Company. In accordance with this agreement, the Company is responsible for reimbursing the Parent for the shared expenses paid on behalf of the Company. However, the Company's obligation to repay the Parent shall be forgiven if such obligation would cause the Company's net capital to fall below 120% of its minimum net capital requirement under Exchange Act Rule 15c3-1. Forgiveness of the Company's obligation shall be treated as a capital contribution by the Parent to the Company.

In addition, on December 7, 2018 the Company entered into an amended and restated Sublease Agreement with the Parent for a portion of certain real property located in Boston, Massachusetts (see Note 4).

For the year ended December 31, 2019, the Company incurred operating expenses of $3,210,901 that represented expenses that were paid by the Parent and reimbursed by the Company under the Expense Sharing Agreement and the Sublease Agreement. At December 31, 2019, the total amount due to the Parent was $5,091. In addition, during the year ended December 31, 2019 the Company made capital distributions to the Parent of $17,191,000.

(CONTINUED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)

On January 1, 2020, the Company and its Parent modified the Expense Sharing Agreement to incorporate, among other revisions, a proportionate amount of the salary and related benefits of a recently hired executive officer of the Parent. During 2019, and starting on October 1, 2019, the officer provided services to the Company valued at $80,966, for which no portion was charged to the Company by the Parent.

4. LEASE COMMITMENTS

Operating Leases

On December 7, 2018, the Company entered into an amended and restated Sublease Agreement with the Parent (see Note 3) for a portion of certain real property located at One Boston Place in Boston, Massachusetts. The lease is for a five year term, expiring on April 30, 2024. The Company adopted ASC Topic 842, *Leases*, on January 1, 2019, the first day of its fiscal 2019. The Company elected the practical expedient to not provide comparable presentation for periods prior to adoption.

The Company opened an office in New York City in July 2015. The Company renewed the New York City office lease on August 1, 2019, under a month to month agreement. This lease meets the definition of a short-term lease because the lease term is 12 months or less. Consequently, consistent with the Company's accounting policy election, the Company does not recognize the right-of-use asset and the lease liability arising from this lease.

In addition to base rent, the Company pays 50% of the Parent's utilities, real estate taxes and operating expenses incurred under its Master Lease Agreement for the Boston location. The Company pays 100% of such costs for the New York City location. Total base rent plus such additional expenses were $334,523 for the year ended December 31, 2019, $217,416 of which is included in the shared operating expenses from Note 3.

Supplemental Lease Information

Balance Sheet Information	
Operating lease right of use asset	$1,058,286
Operating lease liability	$1,125,279
Cash Flow Information	
Cash paid for operating lease liabilities	$208,788
Operating lease right of use asset obtained in exchange for operating lease obligations	$66,993
Operating Lease Information	
Weighted-average remaining lease term (years)	4.33
Weighted-average discount rate	4%

(CONTINUED)

4.   LEASE COMMITMENTS (CONTINUED)

Maturities of lease liabilities for the Boston location were as follows:

Year ending December 31,	Rent by Year
2020	$281,307
2021	$285,691
2022	$290,075
2023	$294,459
2024	$98,640
Total lease payments	$1,250,172
Less: interest	(124,893)
Total present value of lease payments	$1,125,279

5.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of its aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2019, the Company was in compliance with these capital requirements, as it had net capital of $376,123 which was $366,751 in excess of its required net capital of $9,372.